                                                                    Exhibit 21.1

The following is a complete list of all operating subsidiaries of Meade Instruments Corp. as of February 28, 2005:

      1)    Simmons Outdoor Corp., a Delaware corporation

      2)    Coronado Instruments, Inc., a California corporation

      3) Meade Instruments Verwaltungs GmbH, organized under the laws of Germany

      4) Meade Instruments Europe GmbH and Co. KG, organized under the laws of Germany

      5) Meade Instruments Mexico, S. de R.L. de C.V., organized under the laws of Mexico

      6) Meade Instruments (Guangzhou) Co., Ltd., organized under the laws of the People's Republic of China

In addition the Company has various other subsidiaries that act as holding and other non-operating companies.